SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated September 22, 2020, the Company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, the following information:

1. Net Result	In thousands of ARS
	06/30/20	06/30/19
Attributable to:

Controlling company’s shareholders	17,089,537	(25,772,628)
Non-controlling interest	1,063,723	(150,306)

2. Shareholders’ Equity	In thousands of ARS
	06/30/20	06/30/19
Capital stock	126,014	126,014
Comprehensive adjustment of capital stock	3,390,555	3,390,555
Additional paid in capital	9,660,049	9,660,049
Legal reserve	133,540	133,540
Reserve for future dividends	31,631,809	32,362,825
Reserve Resolution CNV 609/12	9,231,783	9,231,783
Special reserve	150,351	42,118,844
Changes in non controlling interest	(180,717)	(122,476)
Retained earnings	17,089,538	(41,968,492)
Other comprehensive results	251,757	-
Total attributable to controlling company’s shareholders	71,484,679	54,932,642
Non-controlling interest	4,088,994	3,113,233
Total Shareholders’ Equity	75,573,673	58,045,875

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 126,014,050  divided into 126,014,050 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholder is IRSA Inversiones y Representaciones S.A. with 101,624,666 shares, accounting for 80.65% of the issued capital stock. The remaining 19.35% is floating in the market.

Below are the highlights for the period ended June 30, 2020:

➢
Net income for fiscal year 2020 recorded a gain of ARS 18,153 million, mainly explained by a higher value in pesos of our investment properties generating a gain of ARS 25,126 million , offset by higher net financial results losses.

➢
On March 20, as a consequence of the social, preventive and compulsory isolation due to the COVID-19 pandemic, shopping malls throughout the country were closed, leaving exclusively those premises dedicated to essential items such as pharmacies, supermarkets and banks. This impact has been mainly reflected in the results of the fourth quarter of the year.

➢
Adjusted EBITDA for fiscal 2020 reached ARS 6,152 million, 16.5% in real terms below fiscal year 2019. Adjusted EBITDA for the Shopping Center segment, affected by the pandemic, decreased 37.5% while that of the office segment grew 7.7%.

➢
Tenant sales in Shopping Centers fell 25.9% in real terms in fiscal 2020 compared to 2019. In the fourth quarter, sales fell 92.9% affected by the closure of operations. Portfolio occupancy fell slightly, reaching 93.2%.

➢
Regarding the Office segment, although most of our tenants have been working at home since mandatory quarantine was decreed, they are operating under strict safety and hygiene protocols.

➢
During  the fourth quarter of the year and after closing, we have sold approximately 25,000 sqm of premium offices for a total amount of USD 145.5 million   .

➢
Adjusted EBITDA for fiscal 2020 reached ARS 6,152 million, 16.5% in real terms below fiscal year 2019. Adjusted EBITDA for the Shopping Center segment, affected by the pandemic, decreased 37.5% while that of the office segment grew 7.7%.

➢
As a subsequent event, in September, we canceled Series IV notes for a total amount of USD 140 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: September 22, 2020